SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COMPOSECURE HOLDINGS, L.L.C.

(Name of Subject Company and Filing Person (Issuer))

COMPOSECURE, INC.
(Name of Subject Company and Filing Person (Affiliate of Issuer))

7.00% Exchangeable Senior Notes due 2026
(Title of Class of Securities)

20459XAA9
(CUSIP Number of Class of Securities)

Steven J. Feder
General Counsel
CompoSecure, Inc.
309 Pierce Street
Somerset, New Jersey 08873
(908) 518-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

John C. Kennedy, Esq.
Tim Cruickshank, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

October 9, 2024
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by CompoSecure, Inc. (“Parent”) and CompoSecure Holdings, L.L.C. (the “Company”) on October 9, 2024 (as so amended, this “Schedule TO”) with respect to the Fundamental Change Repurchase Right of each holder of the Company’s 7.00% Exchangeable Senior Notes due 2026 (the “Notes”) pursuant to Section 15.01(c) of the Indenture, dated as of December 27, 2021 (the “Indenture”), by and among the Company, Parent and U.S. Bank National Association, as trustee (the “Trustee”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the related Fundamental Change Company Notice remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

d(2)	Governance Agreement, dated September 17, 2024, by and between CompoSecure, Inc., Resolute Compo Holdings LLC and Tungsten 2024 LLC (incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K filed by CompoSecure, Inc. on September 17, 2024).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CompoSecure, Inc.

By:	/s/ Steven J. Feder
	Name:	Steven J. Feder
	Title:	General Counsel & Corporate Secretary

CompoSecure Holdings, L.L.C.

By:	/s/ Steven J. Feder
	Name:	Steven J. Feder
	Title:	Secretary

Date: October 25, 2024

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Fundamental Change Company Notice, dated October 25, 2024.
(a)(2)-(4)	Not applicable.
(a)(5)	None.
(b)	Not applicable.
(d)(1)	Indenture, dated December 27, 2021, by and among CompoSecure Holdings, L.L.C, CompoSecure, Inc. and U.S. Bank National Association, as trustee (incorporated by reference herein to Exhibit 10.7 to the Current Report on Form 8-K filed by CompoSecure, Inc. on December 27, 2021).
(d)(2)	Governance Agreement, dated September 17, 2024, by and between CompoSecure, Inc., Resolute Compo Holdings LLC and Tungsten 2024 LLC (incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K filed by CompoSecure, Inc. on September 17, 2024).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

* Previously Filed

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